Exhibit 99.1

Announcement

Thursday, 18 December 2025	Woodside Energy Group Ltd ACN 004 898 962 Mia Yellagonga 11 Mount Street Perth WA 6000 Australia T +61 8 9348 4000 www.woodside.com ASX: WDS NYSE: WDS

CEO SUCCESSION

Woodside CEO and Managing Director, Meg O’Neill, has advised the Board of her resignation and has accepted the role of Chief Executive Officer at bp p.l.c.

The Board has appointed Liz Westcott as Acting CEO, effective 18 December 2025.

A widely respected senior executive with deep global operational leadership, Ms Westcott has led Woodside’s Australian Operations as Executive Vice President and Chief Operating Officer Australia since joining Woodside in June 2023.

Ms Westcott was previously the Chief Operating Officer at Energy Australia, following a 25-year career at ExxonMobil working in Australia, the United Kingdom and Italy. Her career has spanned roles in strategic planning, operations, project management, and safety, technical and commercial leadership.

Woodside Chair Richard Goyder congratulated Ms O’Neill on her appointment as bp CEO and thanked her for her significant contributions to Woodside.

“The Board’s appointment of Meg as CEO in 2021 set the foundation for Woodside’s transformational growth over recent years. This strong business performance has been translated into approximately $11 billion in dividends paid to shareholders since 2022, and a growth trajectory which is expected to deliver significant value.

“Meg leaves Woodside in a strong position, having led the company through the merger with BHP Petroleum, final investment decision on the Scarborough Energy Project, startup of the Sangomar Project, final investment decision for the Louisiana LNG Project, the Beaumont New Ammonia acquisition, introduction of a number of high quality partners in those projects and continued high performance across Woodside’s global operations portfolio.

“Liz’s appointment as Acting CEO provides strong continuity for our business and its people. She will lead and work with Woodside’s highly capable Executive Leadership Team to continue to execute against Woodside’s strategy to deliver shareholder value through disciplined decision-making and operational excellence.

“Woodside’s priorities for 2026 are clear. Liz and her team will focus on safe and efficient operations, execution of major projects and retaining an unwavering focus on staying the strategic course laid out most recently at Woodside’s November 2025 Capital Markets Day.

“The Board’s ongoing focus on CEO succession planning means Woodside is fortunate to have a number of highly qualified internal candidates as we also assess external talent options to ensure the best possible CEO appointment. We are well positioned to conclude this process efficiently with the intention of announcing a permanent appointment in the first quarter of 2026,” Mr Goyder said.

Appendix

Leaving arrangements of Meg O’Neill

•	Ms O’Neill will continue to receive benefits in accordance with her contract until the end of her gardening leave period on 30 March 2026.

•	Ms O’Neill will not be eligible for any incentive for FY2025 and all unvested performance rights and restricted shares for prior years will lapse.

Appointment of Liz Westcott

•	Ms Westcott will commence as Acting CEO on an annual salary (including superannuation) of A$1,803,000 which includes a higher duties allowance of A$600,000 gross per annum.

•	There will be no change to Ms Westcott’s incentive opportunity for FY2025 under the Woodside Executive Incentive Scheme (EIS).

•	Ms Westcott’s incentive opportunity for FY2026 will be increased pro rata to reflect her higher salary as Acting CEO.

INVESTORS	MEDIA

Vanessa Martin M: +61 477 397 961 E: investor@woodside.com	Christine Abbott M: +61 484 112 469 E: christine.abbott@woodside.com

This announcement was approved and authorised for release by Woodside’s Board.